EX-99.77C VOTES

SHAREHOLDER MEETING

On May 3, 2013, the Fund held its Annual Meeting of Shareholders for the purpose of voting on a proposal to elect two (2) Trustees of the Fund. Both Trustees were successfully elected. Results of the proposal were as follows:

Proposal 1: Election of Trustees

	For	Withheld
Jeremy W. Deems	23,592,765.571	653,917.887
Jeremy O. May	23,687,007.300	559,676.158

Other Trustees of the Fund as of May 3, 2013, aside from those shown above, include Michael F. Holland, Mary K. Anstine, E. Wayne Nordberg and Larry W. Papasan, who are all considered independent trustees (as such term is defined by the NYSE Mkt Equities listing standards).